FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

September 7, 2010

Item 3

News Release

Issued September 7, 2010 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

Dynamotive Energy Systems Corp. has received expressions of interest from two parties to enter into strategic alliances to further its business.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

Vancouver, Canada, September 7, 2010 – Dynamotive Energy Systems Corp. (OTCPK: DYMTF) announced that it has received expressions of interest from two parties to enter into strategic alliances to further its business. The offers received are subject to completion of due diligence and definitive agreements.

The Board of Directors after consideration of the conditional offers received authorized Dynamotive’s President and Chief Executive Officer Mr. Andrew Kingston to commence exclusive negotiations with one of the parties with a view to enter into definitive agreements.

Mr. Andrew Kingston commented that the Company had been in preliminary negotiations with a number of parties from Europe, US and South East Asia since the engagement of Cascadia Capital in February this year.  Cascadia Capital is acting as financial advisor in the transaction.

The Company said, that given the nature of negotiations it does not intend to disclose developments regarding the review of strategic alternatives, other than that it had entered into exclusive negotiations with a specific party and the retention of its investment bank, Cascadia Capital, unless and until definitive agreements are reached.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

September 7, 2010

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

      Release: September 7, 2010

Dynamotive Energy Systems Considers Joint Venture / Commercial Partnership

Vancouver, Canada, September 7, 2010 – Dynamotive Energy Systems Corp. (OTCPK: DYMTF) announced that it has received expressions of interest from two parties to enter into strategic alliances to further its business. The offers received are subject to completion of due diligence and definitive agreements.

The Board of Directors after consideration of the conditional offers received authorized Dynamotive’s President and Chief Executive Officer Mr. Andrew Kingston to commence exclusive negotiations with one of the parties with a view to enter into definitive agreements.

Mr. Andrew Kingston commented that the Company had been in preliminary negotiations with a number of parties from Europe, US and South East Asia since the engagement of Cascadia Capital in February this year.  Cascadia Capital is acting as financial advisor in the transaction.

The Company said, that given the nature of negotiations it does not intend to disclose developments regarding the review of strategic alternatives, other than that it had entered into exclusive negotiations with a specific party and the retention of its investment bank, Cascadia Capital, unless and until definitive agreements are reached.

For more information on Cascadia Capital, please visit www.cascadiacapital.com.

For more information on Dynamotive Energy Systems Corporation please visit www.dynamotive.com.

Contacts:

Email: news@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statements
Statements in this news release concerning the company’s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company’s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company’s 20F and other disclosure filings with the Securities and Exchange Commission.